SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Subject Company)

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Common Shares, no par value, Preferred Shares, no par value and

American Depositary Shares, each representing 5,000 Preferred Shares

(Titles of Class of Securities)

29081N209 (American Depositary Shares)

(CUSIP Number of Classes of Securities)

Carlos Henrique Moreira

Chief Executive Officer

Embratel Participações S.A.

Rua Regente Feijó, 166, Sala 1687-B

20060-060 Rio de Janeiro, RJ, Brazil

+ 55-21 2121- 8182

Copy to:

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York, 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1-8.

Not applicable.

Item 9. Exhibits.

EX-99.1: Material Fact filed by Embratel Participações S.A. with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 11, 2006.

EXHIBIT INDEX

EX-99.1: Material Fact filed by Embratel Participações S.A. with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 11, 2006.